Exhibit 99.1

FORM OF LETTER OF LOCK-UP UNDERTAKING

Date: May 6, 2022

From: __________________ (the “Optionee”)

To:	Regencell Bioscience Holdings Limited (the “Company”)

Pursuant to an agreement of option to purchase ordinary share of Regencell Bioscience Holdings Limited dated June 9, 2021, the Company granted to the Optionee certain options (the “Options”) to purchase ordinary shares of the Company in the amounts set forth therein.

The Optionee hereby undertakes to the Company, within the period of one year and six months immediately following the closing of the initial public offering of the Company, not to, and to procure any entities controlled by the Optionee and any trusts of which the Optionee is a beneficiary not to, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise transfer or dispose of any of the Options or shares issued upon exercise of the Options.

The laws of New York shall govern the interpretation, validity, administration, enforcement and performance of the terms of this letter agreement regardless of the law that might be applied under principles of conflicts of laws.

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IN WITNESS WHEREOF, the Optionee has executed this letter agreement as of the date first set forth above.

Name:

Acknowledged by

Regencell Bioscience Holdings Limited

Yat-Gai Au
Chief Executive Officer

[Signature Page to the Letter of Lock-up Undertaking]